UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NEPTUNE WELLNESS SOLUTIONS INC.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

64079L204

(CUSIP Number)

Shohaib Kassam Sumar

13100 Rock Canyon Road

Oklahoma City, OK 73142

(405) 642-1377

with a copy to:

Gregory R. Samuel, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 224539106

1.	Names of Reporting Person Shohaib Kassam Sumar
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 600,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 600,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by the Reporting Person 600,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.1%*
14.	Type of Reporting Person (See Instructions) IN

*

This calculation is based on 11,725,451 shares of Common Stock of the Issuer outstanding as of December 16, 2022, as disclosed in the Issuer’s Form 10-Q, filed with the SEC on December 20, 2022, for the quarterly period ended September 30, 2022.

The following constitutes the Schedule 13D (the “Schedule 13D” or the “Statement”) filed by the undersigned.

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Issuer’s Common Stock, no par value per share (“Common Stock”), of Neptune Wellness Solutions Inc., a Quebec corporation (the “Issuer”). The principal executive office of the Issuer is 545 Promenade Du Centropolis, Suite 100, Laval, Quebec, Canada, H7T 0A3.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on behalf of Shohaib Kassam Sumar (the “Reporting Person”).

The Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any of the securities covered by this statement.

(b)	The address of the Reporting Person is 13100 Rock Canyon Road, Oklahoma City, OK 73142.

(c)	The Reporting Person is principally engaged in the business of owning and operating various companies in the aviation industry.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or other Consideration

The Reporting Person acquired an aggregate of 600,000 shares of Common Stock, which are reported herein, in multiple open market transactions for an aggregate purchase price of approximately $3,012,000 (excluding commissions), as further disclosed in Item 5(c) of this Schedule 13D, which is incorporated by reference herein. The source of funds for the purchase of the shares of Common Stock was the personal funds of the Reporting Person and margin account borrowings made in the ordinary course of business. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.

Item 4. Purpose of Transaction

The Reporting Person is filing this Schedule 13D to report his current intentions in connection with the future direction and governance of the Issuer.

On December 21, 2022, the Reporting Person’s aggregate share ownership crossed the applicable reporting threshold. The Reporting Person purchased the shares of Common Stock with the intention of procuring greater influence with respect to the management and affairs of the Issuer. The Reporting Person is optimistic that his additional share ownership will encourage the Issuer to engage with the Reporting Person in meaningful and constructive conversations concerning the future direction of the Issuer. The Reporting Person remains dissatisfied with the performance and management of the Issuer and has expressed such dissatisfaction to the Issuer’s leadership and employees. On December 27, 2022, the Reporting Person sent a letter to the board of directors of the Issuer (the “Letter”) informing the Issuer of the Reporting Person’s continued grievances with respect to the operation and performance of the Issuer and the Reporting Person’s intent to foster productive, positive dialogue relating thereto. This description of the Letter is qualified in its entirety by reference to the full text of the Letter, which is attached hereto as Exhibit 99.1 and incorporated by reference herein.

The Reporting Person intends to engage in discussions with the Issuer’s management, board of directors, and/or other shareholders covering a broad range of subjects, including relative to performance, strategic direction, capital allocation, shareholder value, board composition and governance of the Issuer.

The Reporting Person intends to review his investment in the Issuer on a continuing basis taking into consideration various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for shares of Common Stock, in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Person will take such actions in the future as the Reporting Person may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock of the Issuer or disposal of some or all of the shares of Common Stock of the Issuer owned by the Reporting Person or otherwise acquired by the Reporting Person, either in the open market or in privately negotiated transactions.

Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions concerning the Issuer may be made at any time without prior notice. Any alternative may depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities, the financial condition, results of operations and prospects of the Issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities, general stock market and economic conditions, tax considerations and other factors. Although the foregoing reflects plans and proposals presently contemplated by the Reporting Person with respect to the Issuer, the foregoing is subject to change at any time and dependent upon contingencies and assumed and speculative conditions, and there can be no assurance that any of the actions set forth above will be taken.

Depending upon each factor discussed above and any other factor (which may be unknown at this time) that is, or may become relevant, the Reporting Person may consider, among other things: (a) the acquisition by the Reporting Person of additional securities of the Issuer, the disposition of securities of the Issuer, or the exercise of convertible securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Except to the extent that the foregoing may be deemed to be a plan or proposal, the Reporting Person does not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Person may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Common Stock, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of this Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that the Reporting Person will take any of the actions set forth above.

Item 5. Interest in Securities of the Issuer

(a)	The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is stated in Items 11 and 13 on the cover page hereto.

(b)	Number of shares as to which the Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

(c) Transactions in the class of securities reported on that were effected during the past sixty days by the Reporting Person are described below.

Transaction Date	Effecting Person(s)	Shares Acquired	Shares Disposed	Price Per Share (1)	Description of Transaction
11/11/2022	Shohaib Kassam Sumar	500	0	$1.00	Open market
11/15/2022	Shohaib Kassam Sumar	2,061	0	$0.98	Open market
11/17/2022	Shohaib Kassam Sumar	100,000	0	$1.01	Open market
12/21/2022	Shohaib Kassam Sumar	100,000	0	$0.27	Open market

(1)	Average price per share excluding commissions.

Except as otherwise described herein, no transactions in the Common Stock were effected during the past sixty days by the Reporting Person.

(d)

No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock covered by this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as disclosed in Item 4 of this Schedule 13D, which is incorporated by reference herein, the Reporting Person is not a party to any contracts, arrangements, understandings or relationships with respect to securities of the Issuer required to be disclosed pursuant to Item 6.

Item 7. Material to be Filed as Exhibits

99.1	Letter to the Board of Directors of Neptune Wellness Solutions Inc. (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 27, 2022

SHOHAIB KASSAM SUMAR

By:	/s/ Shohaib Kassam Sumar
Name:	Shohaib Kassam Sumar